EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2013

(In thousands)

Earnings
Net income before minority interest	$36,325
Equity earnings	(4,705)
Income distribution from equity investees	3,638
Minority interest in pretax income	(1,975)
Amortization of capitalized interest	264
Federal and state income taxes	22,361
Fixed charges	10,242
Total Earnings as Defined	$66,150

Fixed Charges
Interest expense on long-term debt and other	$9,042
Interest on rentals*	431
Amortization of debt issuance costs	332
AFUDC - borrowed funds	437
Total Fixed Charges	$10,242

Ratio of Earnings to Fixed Charges	6.46X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.